Paul A. Krulisky
Attorney at Law
6501 E. Greenway Pkwy, #103-630
Scottsdale, AZ 85254
paul.krulisky@gmail.com
(602) 320-4899

December 11, 2015

Larry Spirgel - Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Medico International Inc.
Registration Statement on Form S-1, Filed November 16, 2015
Amendment No. 1 to Registration Statement on Form S-1, Filed November 24, 2015
File No. 333-208050

Dear Mr. Spirgel:

The Company is in receipt of your comment letter dated December 9, 2015, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Registration Statement Facing Page

Comment #1

Please revise to check the box to indicate that this offering is pursuant to Rule 415.

Response to Comment #1

The Company has made the change noted in this comment.

Prospectus Cover Page

Comment #2

Please revise to clarify that investors in your company could lose their entire investment.

Response to Comment #2

The Company has made the change noted in this comment.

Comment #3

Please revise to clarify the need for a market maker in order to be quoted on the OTCBB and the possible delays involved. In this regard we note your disclosures in the Plan of Distribution.

Response to Comment #3

The Company has made the change noted in this comment.

The Offering, page 7

Comment # 4

You refer here to $1.00 as the “midpoint of the price range set forth on the cover page,” while the cover page refers to $1.00 as a fixed price. Please revise to reconcile.

Response to Comment #4

The Company has changed the quoted language noted in this comment so that it refers to $1.00 as the fixed price.

Risk Factors, page 9

We will face new challenges, increased costs. . . , page 15

Comment #5

You state here that you have elected to take advantage of the provisions for reduced disclosure standards, while you state elsewhere in the prospectus that you have chosen to opt-out of those provisions. Please revise to reconcile.

Response to Comment #5

The Company has made changes throughout the document by removing references to opt-ing out of the provisions noted in this comment.

Use of Proceeds, page 18

Comment #6

Please revise to clarify how the proceeds will be used if only 50% or 75% of the shares being offered are sold. You state that if all shares are not sold, you will delay repayment of your debt. Clarify what impact such delay of repayment might have on your business.

Response to Comment #6

The Company has added disclosures as to how the proceeds would be used in the scenarios of selling only 75% or 50% of the shares being offered. The Company also provided a statement that it does not believe the delay in repaying the debt would have an impact and why.

Dilution, page 19

Comment #7

It appears that the percentages in the left-hand column have been reversed. Please revise as necessary.

Response to Comment #7

The reversal of percentages referenced in this comment was corrected in Amendment No. 1 that was filed on November 24, 2015.

Liquidity and Capital Resources

Comment #8

Discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We would consider long-term to be greater than twelve months.

Response to Comment #8

The Company has made the changes noted in this comment.

Management’s discussion and analysis of financial condition and results of operation, page 20

Comment #9

We note you converted the fiscal year 2014 financial information from Singapore dollars to US dollars. In this regard, please disclose the foreign exchange rates used for conversion of your year-end and interim period financial statements.

Response to Comment #9

The Company has added disclosures with the foreign exchange rates used to convert its 2014 and 2015 financial information.

Plan of Operation, page 23

Comment #10

Disclose how long you expect it will take for the company to become profitable.

Response to Comment #10

The Company has revised its Plan of Operation to make it clear that it started generating a profit during 2015.

Executive Compensation, page 34

Comment #11

If you have plans to begin paying salaries to your executive officers, please disclose this, including the respective amounts, if known.

Response to Comment #11

The Company has added a statement that it does not intend to pay salaries to its executive officers.

Sincerely,

 /s/ PAUL A. KRULISKY
Paul A. Krulisky, Esq.